UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

05036842

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number 3235-0123
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SEC FILE NUMBER
8- 34205

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBIZ Financial Solutions, Inc.

RECEIVED FEB 28 2005 WASH. D.C. 185 SECTION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Baltimore Street
(No. and Street)

Cumberland	**MD**	**21502**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Mathews **(301) 784-2343**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson Lambert & Co.
(Name - *if individual, state last, first, middle name*)

11710 Plaza America Drive, Suite 300	**Reston**	**VA**	**20190-4745**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Chris Mathews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBIZ Financial Solutions, Inc. as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature] 2/24/05
Notary Public

Stephen E. Porter
Notary Public, Allegany County, MD
My Commission Expires May 13, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHNSON LAMBERT & CO.
CPAs AND CONSULTANTS

CBIZ Financial Solutions, Inc.

Audited Financial Statements

Year ended December 31, 2004
with Report of Independent Auditors

CBIZ Financial Solutions, Inc.

Audited Financial Statements

December 31, 2004

Contents

JOHNSON LAMBERT & CO.
CPAs AND CONSULTANTS

Report of Independent Auditors

Board of Directors
CBIZ Financial Solutions, Inc.

We have audited the accompanying statement of financial condition of CBIZ Financial Solutions, Inc. (the Company) as of December 31, 2004 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBIZ Financial Solutions, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules presented on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, the Company recorded a correction of an error effective January 1, 2004 related to the revenue recognition methodology for one of its investment services products.

Johnson Lambert & Co.

Reston, Virginia
February 4, 2005

WWW.JLCO.COM

7500 OLD GEORGETOWN ROAD, SUITE 700, BETHESDA, MD 20814 • PHONE: 301-656-0040 • FAX: 301-656-0716

11710 PLAZA AMERICA DRIVE, SUITE 300, RESTON, VA 20190 • PHONE: 703-679-1900 • FAX: 703-707-1630

BETHESDA, MD ◦ BURLINGTON, VT ◦ CHARLESTON, SC ◦ RALEIGH, NC ◦ RESTON, VA

CBIZ Financial Solutions, Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 2,924,290
Mutual funds, available for sale at fair value	1,012,926
Investment in NASDAQ common stock	3,300
Deposits with clearing organization	50,000
Receivable from clearing organization	44,598
Receivable from customers and other assets	1,019,656
Notes receivable	75,000
Furniture and equipment, net of accumulated depreciation of $406,694	8,040
Total Assets	$ 5,137,810
Liabilities and Stockholder's Equity	
Liabilities	
Due to CBSI affiliates	$ 991,779
Other liabilities	189,108
Total Liabilities	1,180,887
Stockholder's Equity	
Common stock - $250 par value; 100 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	2,326,145
Retained earnings	1,605,778
Total Stockholder's Equity	3,956,923
Total Liabilities and Stockholder's Equity	$ 5,137,810

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Income

Year ended December 31, 2004

Revenue	
Commissions and investment advisory fees	$ 6,095,099
Interest and dividends	51,449
Total Revenue	6,146,548
Expenses	
Employee compensation and benefits	2,612,499
Other operating expenses	2,464,425
Clearing fees	203,769
Insurance	116,632
Rent	158,157
Communications	27,045
Taxes	6,052
Total Expenses	5,588,579
Income before federal income tax	557,969
Federal income tax provision	-
Net Income	$ 557,969

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Cash Flows

Year ended December 31, 2004

Cash flows provided by operating activities	
Net income	$ 557,969
Add (deduct) items not affecting cash:	
Depreciation of furniture and equipment	63,166
Changes in assets and liabilities:	
Receivable from clearing organization	651
Receivable from customers and other assets	869,444
Due to CBSI affiliates	711,533
Accounts payable and accrued expenses	(707,704)
Net cash provided by operating activities	1,495,059
Cash flows used by investing activities	
Purchase of investments	(479,685)
Sale of investments	466,760
Net cash used by investing activities	(12,925)
Cash flows used by financing activities	
Cash received in merger of CBIZ Mergers & Acquisitions Group, Inc.	2,629,185
Dividends paid	(2,250,000)
Net cash used by financing activities	379,185
Net increase in cash and cash equivalents	1,861,319
Cash and cash equivalents at beginning of year	1,062,971
Cash and cash equivalents at end of year	$ 2,924,290

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2004, as previously reported	$ 25,000	$ 79,668	$ 4,096,313	$ 4,200,981
Correction of error (Note 1)			(798,504)	(798,504)
Balance at January 1, 2004, After correction of error	25,000	79,668	3,297,809	3,402,477
Contributed net equity of CBIZ Mergers & Acquisitions Group, Inc.	-	2,246,477	-	2,246,477
Net income	-	-	557,969	557,969
Dividends paid	-	-	(2,250,000)	(2,250,000)
Balance at December 31, 2004	$ 25,000	$ 2,326,145	$ 1,605,778	$ 3,956,923

See notes to the financial statements.

1. Organization and Significant Accounting Policies

Organization

CBIZ Financial Solutions, Inc. (the Company), formerly BGS&G Investment Services, Inc., was incorporated in the State of Maryland on May 14, 1984. The Company is a wholly owned subsidiary of CBSI Management Company (CBSI), which is a wholly owned subsidiary of Century Business Services, Inc. (CBIZ).

On June 30, 2004 CBSI, the parent of the Company, effected a merger of the Company with another of CBSI's wholly owned subsidiaries, CBIZ Mergers & Acquisitions Group, Inc. (M&A). Contemporaneous with this merger, the common stock of M&A was cancelled and the assets and liabilities of M&A were merged into the Company as the surviving entity. The net equity from this merger has been reflected in the financial statements of the Company as a capital contribution. The operations of M&A have been included in the financial statements since the date of merger.

The Company is a full service broker-dealer and registered Investment Advisory firm with its home office in Maryland. The Company currently conducts business in over 30 states across the county. The Company has a securities clearing relationship with National Financial Services Corporation, a company of Fidelity Investments. The Company also provides registered investment advisory services and asset management for qualified retirement plans.

Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers money market fund investments and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. At December 31, 2004 approximately 50% of the balance of cash and cash equivalents represents amounts on deposit with National Financial Service Corp.

Mutual Funds

The Company has invested assets in a mutual fund, which are carried at fair value based on quoted market prices.

1. Organization and Significant Accounting Policies (Continued)

Furniture and Equipment

Furniture and equipment purchased prior to January 1, 1998 are carried at cost and are depreciated over five to seven years using an accelerated depreciation method. Assets purchased after January 1, 1998 are carried at cost and depreciated over three to ten years on a straight-line basis. Depreciation expense during 2004 was $62,708.

Revenue Recognition

Commission and fee income are recorded on the accrual basis. Commission income and expenses are recorded on the settlement date. There are no material differences between this policy and trade date accounting. Investment advisory fees are invoiced quarterly and recognized when earned.

Profit Sharing Plans

The Company's employees participate in the Century Business Services, Inc. Retirement Savings Plan. The plan provides for contributions by CBIZ and its subsidiaries in such amounts as the Board of Directors may annually determine. The Company's contribution to the plan in 2004 was $47,728 and reflects the company's matching contribution to the 401(k) portion of the Plan.

Concentration of Credit Risk

The Federal Deposit Insurance Corporation (FDIC) insures bank balances up to $100,000 per banking institution. At various times the amounts on deposit in the various bank accounts are in excess of the FDIC limit. Management monitors these balances and believes they do not represent a significant credit risk to the Company.

Correction of Error – Revenue Recognition for Passport Fees

During 2004, the Company's management reassessed the existing revenue recognition policy regarding its Passport product. This product provides a series of investment/education tools to subscribers through the Smartplan Retirement Services platform. Consequently, management determined that they had erroneously recognized commission revenue totaling $798,504 related to this product. In accordance with GAAP, errors in previously issued financial statements are reported as adjustments to the opening balance of retained earnings. Therefore, these financial statements reflect an adjustment to opening retained earnings as of January 1, 2004 to reflect the correction of this error.

This error did not impact the computation of net capital in prior years because the corresponding accrued receivables from customers were properly deducted to arrive at the Company's reported net capital in accordance with the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

2. Related Party Transactions

CBIZ Benefits & Insurance Services Inc. (CBIZ B&I), a wholly owned subsidiary of CBSI, provides certain management services to the Company as well as provides the facilities from which the Company conducts its operations. These management and facility costs have been allocated to the Company and are included in these financial statements. At December 31, 2004, the Company had a payable to CBSI, CBIZ B&I and other CBSI related affiliates of $991,779.

Effective January 1, 2001, the Company entered into agreements (Agreements) with several subsidiaries of CBIZ. Under the terms of these Agreements, investment advisory fees generated by employees of the various subsidiaries, who are investment advisory representatives of the Company, would be recognized and recorded by the Company. Further, the agreements provided that the expenses associated with these investment advisory representatives would remain the liability of the various subsidiaries for whom they are employed.

Effective January 1, 2003, the Company amended the Agreement with one of its affiliates. The amended Agreement provides for the allocation of direct expenses, such as sales commissions, trustee fees and TPA fees, and indirect expenses, such as salaries & benefits, insurance, supplies and software amortization, from the affiliate to the Company. During 2004, pursuant to the amended Agreement, the Company recorded $2,334,279 of investment advisory fees and $2,096,714 of direct and indirect expenses related to that investment advisory activity. There were no changes to any of the other Agreements with affiliates

The Company also has an arrangement with National Planning Corporation (NPC), an unaffiliated full service broker-dealer, which provides for commissions generated by employees of CBIZ's subsidiaries, who are registered broker-dealer representatives of NPC. Under the terms of this arrangement the related compensation for these representatives remains with the employing CBIZ subsidiary. Effective January 1, 2003 commissions from NPC were paid directly to the brokers. Consequently, the Company no longer receives or records any commission revenue from NPC.

Management has not quantified the value of the expenses incurred and absorbed by other CBIZ subsidiaries on behalf of the Company related to these agreements.

In 2004, the Company declared and paid cash dividends totaling $2,250,000 to its parent, CBSI.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 the Company had net capital of $2,399,816, which exceeded its capital requirements of $250,000 and had a ratio of aggregate indebtedness to net capital of .49 to 1.

4. Income Taxes

The Company is included in CBIZ's consolidated federal income tax return. An individual state income tax return is filed for the Company. Taxes, if any, are paid on behalf of the Company by CBIZ. CBIZ does not intend to be reimbursed by the Company for any taxes it has paid on behalf of its subsidiary and therefore there is no income tax expense allocated to or recorded by the Company.

5. Subsequent Event

On October 15, 2004, the Company and its parent entered into an Asset Purchase Agreement with Gallery Asset Management, Inc. (Gallery), whereby the Company's parent was to acquire Gallery for cash and stock. Gallery is a registered investment adviser that primarily provides investment advisory and consulting services to employee plan sponsors. The Asset Purchase Agreement became effective on January 1, 2005. On that date the Company's parent disbursed cash and stock in accordance with the Asset Purchase Agreement. Contemporaneous with the acquisition, the Company's parent merged the assets and liabilities of Gallery into the Company. The net equity from this merger will be reflected in the 2005 financial statements of the Company as a capital contribution by its parent.

6. Contingencies

The Company is engaged in litigation as a defendant in a case involving alleged financial losses suffered by the claimant from investment accounts. No amounts have been accrued with respect to this matter, as the outcome is not certain and any potential loss is not reasonably estimateable at this time. Management believes that the resolution of this matter will not result in any material adverse effect on the Company's financial position.

Supplementary Information

CBIZ Financial Solutions, Inc.

Schedule of Computation of Net Capital under Rule 15c3-1 of The Securities and Exchange Commission

As of December 31, 2004

Net capital:	
Total stockholder's equity qualified for net capital	$ 3,956,923
Add liabilities subordinated borrowings allowable in computation of net capital	-
	3,956,923
Total capital and allowable subordinated borrowings	
Deductions and/or charges:	
12B-1 fees receivable	(42,011)
Receivables from customers and other assets	(1,097,956)
Furniture and equipment	(8,040)
Excess fidelity bond coverage	(220,000)
Net capital before haircuts on securities positions	2,588,916
Haircuts on securities (stock, money market and mutual funds)	(189,100)
Net capital	$ 2,399,816
Aggregate indebtedness	$ 1,180,887
Computation of basic net capital requirement:	
Minimum net capital required	$ 250,000
Excess net capital	$ 2,149,816
Ratio: Aggregate indebtedness to net capital	.49 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2004)	
Net capital as reported in Company's Part II (Unaudited)	
FOCUS Report	$ 2,399,816
Audit adjustments	-
Net capital per above	$ 2,399,816

CBIZ Financial Solutions, Inc.

Computation for Determination of Reserve Requirements under Rule 15c3-3 of The Securities and Exchange Commission

December 31, 2004

Rule 15c3-3 is intended to limit the broker-dealers use of customer funds. The rule requires the reserve to be calculated as the excess of customer-related credits over customer-related debits. The total credits and debits amounted to $0 at December 31, 2004. No deposit was required.

Pursuant to Paragraph (d) (4) of Rule 17a-5, there are no material differences between this reserve computation required pursuant to Rule 15c3-3 and the corresponding computation prepared by and included in the Company's unaudited part II FOCUS Report filing as of the same date.

CBIZ Financial Solutions, Inc.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of The Securities and Exchange Commission

December 31, 2004

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

   A. Number of items – NONE $ -

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   A. Number of items – NONE $ -

JOHNSON LAMBERT & CO.
CPAs AND CONSULTANTS

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors of
CBIZ Financial Solutions, Inc.

In planning and performing our audit of the financial statements of CBIZ Financial Solutions, Inc. (the Company) for the year ended December 31, 2004 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission) we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) making the periodic computations of aggregate indebtedness and net capital under Rule17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

(2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-1 3

(3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WWW.JLCO.COM

7500 OLD GEORGETOWN ROAD, SUITE 700, BETHESDA, MD 20814 • PHONE: 301-656-0040 • FAX: 301-656-0716
11710 PLAZA AMERICA DRIVE, SUITE 300, RESTON, VA 20190 • PHONE: 703-679-1900 • FAX: 703-707-1630

BETHESDA, MD • BURLINGTON, VT • CHARLESTON, SC • RALEIGH, NC • RESTON, VA

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Johnson Lambert & Co.

Reston, Virginia
February 4, 2005